
SembCorp
Industries


03050141

Rule 12g3-2(b) File No. 825109

31 March 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Linda Hoon (Ms)
Group Company Secretary

Enclosure

4/22

MASNET No. 25 OF 26.03.2003
Announcement No. 25

Rule 12g3-2(b) File No.825109

SEMBCORP INDUSTRIES LTD

Notice Of Annual General Meeting

SEMBCORP INDUSTRIES LTD
(Incorporated in the Republic of Singapore)

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Fifth Annual General Meeting of the Company will be held at The Theatrette, 60 Admiralty Road West, Singapore 759947 on Wednesday, April 23, 2003 at 10.00 am for the following purposes:-

Ordinary Business

1. To receive and adopt the Directors' Report and Accounts for the year ended December 31, 2002 — Resolution 1

2. To approve the payment of a first and final dividend of 12 per cent less income tax and a special dividend of 6 per cent less income tax for the year ended December 31, 2002 — Resolution 2

3. To re-elect the following Directors who retire by rotation pursuant to Article 93 of the Company's Articles of Association and who, being eligible, offer themselves for re-election:

   (a) Wong Kok Siew — Resolution 3
   (b) Lua Cheng Eng *(independent Chairman of Audit Committee)* — Resolution 4
   (c) Chumpol NaLamlieng — Resolution 5

4. To re-elect S Iswaran as a Director pursuant to Article 99 of the Company's Articles of Association. — Resolution 6

5. To consider and, if thought fit, to pass the following resolution:-

   "**THAT** pursuant to Section 153(6) of the Companies Act, Cap 50, Tetsuro Kawakami be re-appointed a Director of the Company to hold office until the conclusion of the next Annual General Meeting." — Resolution 7

6. To approve the sum of $623,417 as Directors' Fees for the year ended December 31, 2002 (2001: $625,500) — Resolution 8

7. To re-appoint KPMG as Auditors of the Company and authorise the Directors to fix their remuneration — Resolution 9

Special Business

To consider and, if thought fit, to pass the following resolutions which will be proposed as Ordinary Resolutions:-

8 "**THAT** approval be and is hereby given to the Directors to: — Resolution 10

   a offer and grant options in accordance with the provisions of the SembCorp Industries Share Option Plan ("Share Option Plan") and/or to grant awards in accordance with the provisions of the SembCorp Industries Performance Share Plan ("Performance Share Plan") and/or the SembCorp Industries Restricted Stock Plan ("Restricted Stock Plan") (the Share Option Plan, the Performance Share Plan and the Restricted Stock Plan, together the "Share Plans"); and

b   allot and issue from time to time such number of shares of $0.25 each in the capital of the Company as may be required to be issued pursuant to the exercise of options under the Share Option Plan and/or such number of fully paid shares as may be required to be issued pursuant to the vesting of awards under the Performance Share Plan and/or the Restricted Stock Plan,

PROVIDED THAT the aggregate number of shares to be issued pursuant to the Share Plans shall not exceed 15 per cent of the issued share capital of the Company from time to time."

9. To transact any other business

By Order of the Board

Linda Hoon Siew Kin

Group Company Secretary

March 27, 2003

Explanatory Notes:

Resolution 4 – if re-elected, Lua Cheng Eng will remain as Chairman of the Audit Committee. Lua Cheng Eng is an independent director.

Statement pursuant to Article 55 of the Articles of Association of the Company:

Resolution 10 - is to allow the Directors to issue shares pursuant to the Share Plans provided that the aggregate number of shares issued pursuant to the Share Plans shall not exceed 15 per cent of the issued share capital of the Company for the time being.

Note: *A member entitled to attend and vote at the Annual General Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. A proxy need not be a member of the Company. Proxies must be lodged at the Registered Office of the Company not later than 48 hours before the time of the meeting.*

Notice of Books Closure and Dividend Payment Date

NOTICE IS HEREBY GIVEN that the Register of Members and Share Transfer Books of the Company will be closed from May 5, 2003 to May 6, 2003, both dates inclusive, to determine the shareholders' entitlements to the proposed dividend. Duly completed transfers of shares received by the Company's Share Registrar, M & C Services Private Limited at 138 Robinson Road #17-00, The Corporate Office, Singapore 068906, up to 5.00 pm on May 2, 2003 (the "Book Closure Date") will be registered to determine shareholders' entitlements to the proposed dividend. Subject as aforesaid, shareholders whose securities accounts with The Central Depository (Pte) Limited are credited with ordinary shares in the capital of the Company as at 5.00 pm on the Book Closure Date will be entitled to the dividend.

The proposed dividend, if approved by the members at the Annual General Meeting, will be paid on May 22, 2003.

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 26/03/2003 to the SGX

SEMBCORP INDUSTRIES LTD

Notice Of Extraordinary Genaral Meeting

SEMBCORP INDUSTRIES LTD

(Incorporated in the Republic of Singapore)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of SembCorp Industries Limited (the "**Company**") will be held at The Theatrette, 60 Admiralty Road West, Singapore 759947 on April 23, 2003 at 10.15 a.m. (or as soon thereafter following the conclusion or adjournment of the Fifth Annual General Meeting of the Company to be held at 10.00 a.m. on the same day and at the same place) for the purpose of considering and, if thought fit, passing with or without modifications, the following Resolutions of which Resolutions 1 and 3 will be proposed as Ordinary Resolutions and Resolution 2 will be proposed as a Special Resolution:

Resolution 1: Ordinary Resolution
The Proposed Renewal of the Shareholders Mandate

That:

(1) approval be and is hereby given, for the purposes of Chapter 9 of the listing manual (" **Chapter 9**") of the Singapore Exchange Securities Trading Limited ("**SGX-ST**"), for the Company, its subsidiaries and associated companies that are entities at risk (as that term is used in Chapter 9), or any of them, to enter into any of the transactions falling within the types of interested person transactions described in Appendix 2 of the Circular to Shareholders dated October 22, 2002 (the "**2002 Circular**") with any party who is of the class of interested persons described in Appendix 2 of the 2002 Circular, provided that such transactions are made on normal commercial terms and in accordance with the review procedures for such interested person transactions;

(2) the approval given in paragraph (1) above (the "**Shareholders Mandate**") shall, unless revoked or varied by the Company in general meeting, continue in force until the conclusion of the next Annual General Meeting of the Company; and

(3) the Directors of the Company be and are hereby authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary or in the interests of the Company to give effect to the Shareholders Mandate and/or this Resolution.

Resolution 2: Special Resolution
The Proposed Alteration to Article 8(B) of the Articles of Association

That Article 8(B) of the Articles of Association of the Company be and is hereby altered in the manner and to the extent as set out in Appendix 2 to the Circular to Shareholders dated March 27, 2003.

Resolution 3: Ordinary Resolution
The Proposed Share Issue Mandate

That authority be and is hereby given to the Directors of the Company to:

(a) (i) issue shares in the capital of the Company ("**shares**") whether by way of rights, bonus or otherwise; and/or

(ii) make or grant offers, agreements or options (collectively, "**Instruments**") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares,

at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and

(b) (notwithstanding the authority conferred by this Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while this Resolution was in force,

provided that:

(1) the aggregate number of shares to be issued pursuant to this Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 50% of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below), of which the aggregate number of shares to be issued other than on a *pro rata* basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 20% of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below);

(2) (subject to such manner of calculation as may be prescribed by the SGX-ST) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (1) above, the percentage of issued share capital shall be based on the issued share capital of the Company as at the time this Resolution is passed, after adjusting for:

(i) new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time this Resolution is passed; and

(ii) any subsequent consolidation or subdivision of shares;

(3) in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the Listing Manual of the SGX-ST for the time being in force (unless such compliance has been waived by the SGX-ST) and the Articles of Association for the time being of the Company; and

(4) (unless revoked or varied by the Company in General Meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier.

By Order of the Board

Linda Hoon Siew Kin
Group Company Secretary

Singapore
March 27, 2003

Notes:

1. A member of the Company entitled to attend and vote at the above Meeting is entitled to appoint a proxy to attend and vote in his behalf. Such proxy need not be a member of the Company.

2. The instrument appointing a proxy must be lodged at the registered office of the Company at 30 Hill Street #05-04, Singapore 179360, not less than 48 hours before the time appointed for the Extraordinary General Meeting.

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 26/03/2003 to the SGX

rule 12g3-2(b) File No.825109

SEMBCORP INDUSTRIES LTD

CHANGE OF REGISTERED ADDRESS

SEMBCORP INDUSTRIES LTD

(Incorporated in the Republic of Singapore)

ANNOUNCEMENT

SembCorp Industries wishes to announce that its registered office will be relocated to 30 Hill Street #05-04 Singapore 179360 from March 27, 2003

BY ORDER OF THE BOARD
Linda Hoon Siew Kin
Group Company Secretary

March 26, 2003

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 26/03/2003 to the SGX

MASNET No. 91 OF 27.03.2003
Announcement No. 99

Rule 12g3-2(b) File No.825109

SEMBCORP INDUSTRIES LTD

SEMBENVIRO TAKES 60 PER CENT STAKE IN LEADING CHINA WASTE MANAGEMENT AND ENVIRONMENTAL SERVICES COMPANY, SHANGHAI SINCERE

SembEnviro takes 60 per cent stake in leading China waste management and environmental services company, Shanghai Sincere

SembEnviro to partner Singapore SMEs in Shanghai joint venture

Shanghai, March 27, 2003 – SembCorp Environmental Management (SembEnviro), the environmental engineering unit of SembCorp Industries, has acquired a 60 per cent equity stake in the waste collection business of Shanghai Sincere Environmental Services Co. (Sincere), one of the top three leading environmental services companies in Pudong, Shanghai for RMB 1.8 million or S$0.4 million.

The price consideration is computed using the discounted cash flow method based on projected future cashflows from operations and is arrived at on a willing-buyer-willing-seller basis. The acquisition is funded internally.

Established in 1994, Sincere's waste collection business has about 30 employees and a fleet of 10 refuse trucks which serve 75 customers such as the Shanghai Oriental Pearl TV Station and multinational manufacturing companies such as Sharp, Siemens and Motorola.

The waste collection business, to be named Shanghai SembEnviro Reliance Co. will be the joint venture vehicle between SembEnviro and Sincere for industrial and commercial waste collection business in China.

The acquisition of Sincere's existing industrial and commercial waste collection business fast tracks SembEnviro's entry into the Chinese economy and gives the company an immediate foothold in the Shanghai market.

Said Loh Wai Kiew, President and Chief Executive Officer of SembEnviro: "We are very excited about this acquisition as it opens up a solid waste collection market estimated to be worth more than RMB 600 million (S$150 million) in the city of Shanghai and over RMB 13.5 billion (S$3 billion) a year for the entire China given the tremendous growth potential arising from the rapid urbanisation rate across the country. We are buying into an ongoing sustainable business and we intend to build up the business along an integrated environmental management value chain from medical waste treatment and municipal waste collection to recycling, landfilling and waste-to-energy. And these will all be customised to meet the specific and unique needs of the Chinese market."

Said Ling Yong Fu, Chairman and General Manager of Sincere, "We are very happy to have found a strong and credible partner in SembEnviro. We are confident that with its proven expertise and experience in integrated waste management services success, SembEnviro would help bring our waste management business to the next level of growth. This joint venture is timely given the increasing privatisation of waste management services in Shanghai. In the long term, this joint venture could serve as a model for more collaboration within the group in other environmental sectors. "

Tapping Regional Opportunities in Partnership with Singapore SMEs

Commenting on the accompanying team of Singapore small and medium-sized enterprises (SMEs), which are in the ancillary industries, Ms Loh said: "We are happy to partner SMEs in their venture into Shanghai. Just like Japanese MNCs, we are bringing along SMEs to establish networks of supporting services here for us. This way, we see the SembCorp Industries group assisting Singapore SMEs spread their wings in China more rapidly."

Among the accompanying SMEs is Tay Paper Resources, a leading Singapore paper recycling company, with the view to jointly tap regional opportunities and thus grow their paper recycling business. The other SMEs are Goldbell Engineering, Zenith Engineering and Stamford Tyres.

The 2010 World Exposition which is slated to be held in Pudong, Shanghai presents a further opportunity for SembEnviro. The company will leverage its track record and experience in the 2000 Sydney Olympics, through SembEnviro's associate SITA Environmental Solutions (Australia), to provide environmental management services for the Expo. Ranking among China's most affluent cities, Shanghai, with its population of 17 million people, generates 15,000 tons of solid waste every day. The waste output has been forecast to grow up to 20 per cent per annum.

Apart from Shanghai, SembEnviro has set its sights on other cities such as Beijing, Guangzhou, Shenzhen, Tianjin and Chongqing where the large population base coupled with rising affluence present tremendous opportunities for growth.

The 60 per cent acquisition of Sincere's waste collection business is not expected to have a significant financial impact on SembCorp Industries' earnings per share and net tangible asset per share in the current year 2003.

About SembEnviro

SembEnviro is the largest environmental services company in Singapore, offering total integrated environmental management solutions including collection and post-collection of waste, recycling and recovery, waste-to-energy, industrial and street cleansing, environmental consultancy and technology, conversion technologies and biological treatment services. It owns a strategic stake in SITA Environmental Solutions, the second largest waste management company in Australia with operations in Sydney, Perth, Brisbane, Adelaide and Melbourne.

About Shanghai Sincere

Shanghai Sincere is a leading environmental services company in Shanghai. It provides total cleansing services to clients including pest control and, sales and maintenance of sanitary equipment. Its clientele includes the Shanghai Hongqiao and Pudong International Airports, and Cushman & Wakefield Premas. It is partly owned by Shanghai Zhen Huan Industrial Corporation which has interests in property development, engineering & construction, incineration plant operations and landfill operations amongst others.

. . . . .

Media Contact:

Ms Chow Hung Hoeng

Assistant Manager
Group Corporate Relations
SembCorp Industries
Tel: +65 63579 152

This announcement shall supersede the Announcement No. 40 MASNET No.32 of 27.03.2003.

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 27/03/2003 to the SGX

MASNET No. 2 OF 31.03.2003
Announcement No. 2

Rule 12g3-2(b)File No.825109

SEMBCORP INDUSTRIES LTD

SUSPENSION OF TRADING

31 March 2003

Singapore Exchange Securities Trading Limited
2 Shenton Way #19-00
SGX Centre 1
Singapore 068804

Attn: Darrell Lam
Cc: Lindy Seow

Dear Sirs

SUSPENSION OF TRADING IN SEMBCORP INDUSTRIES LTD SHARES

We would like to suspend trading of all the ordinary shares of S$0.25 each in the capital of SembCorp Industries Ltd from 9.00 am to 5.00 pm on Monday, 31 March 2003, pending an announcement.

Yours faithfully
Linda Hoon Siew Kin
Group Company Secretary

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 31/03/2003 to the SGX